



Filed pursuant to Rule 497(a)
File No. 333-237583
Rule 482ad

EAGLE POINT INCOME COMPANY

QUARTERLY UPDATE – Q3 2023

EAGLE POINT
INCOME COMPANY

NOVEMBER 14, 2023

IMPORTANT INFORMATION



This presentation and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Income Company Inc. ("EIC" or the "Company") or any of its affiliates. This presentation is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

This presentation is solely for the use of the intended recipient(s). The information and its contents are the property of Eagle Point Income Management LLC (the "Adviser") and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law. This presentation is being provided for informational purposes only.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company as described in the prospectus. There is no guarantee that any of the goals, targets or objectives described in this presentation will be achieved. An investment in the Company is not appropriate for all investors. The investment program of the Company is speculative, entails substantial risk and includes investment techniques not employed by traditional mutual funds. An investment in the Company is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. **Past performance is not indicative of, or a guarantee of, future performance**. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither the Adviser nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as definitive advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, CLO collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. The Company does not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

ABOUT EAGLE POINT INCOME COMPANY

The Company is a diversified, closed-end management investment company. The Company's primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation, by investing primarily in junior debt tranches of CLOs. In addition, the Company may invest up to 35% of its total assets (at the time of investment) in CLO equity securities. The Company is externally managed and advised by Eagle Point Income Management LLC.

The Company makes certain unaudited portfolio information available each month on its website in addition to making certain other unaudited financial information available on its website (www.eaglepointincome.com). This information includes (1) an estimated range of the Company's net investment income ("NII") and realized capital gains or losses per share of common stock for each calendar quarter end, generally made available within the first fifteen days after the applicable calendar month end, (2) an estimated range of the Company's net asset value ("NAV") per share of common stock for the prior month end and certain additional portfolio-level information, generally made available within the first fifteen days after the applicable calendar month end, and (3) during the latter part of each month, an updated estimate of NAV, if applicable, and, with respect to each calendar quarter end, an updated estimate of the Company's NII and realized capital gains or losses per share for the applicable quarter, if available.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

TABLE OF CONTENTS



INTRODUCTION TO
EAGLE POINT INCOME COMPANY(EIC)





INTRODUCTION TO EIC
Company and Adviser Overview



The Company: Eagle Point Income Company Inc. (EIC)

IPO Date	▪ July 23, 2019
Investment Objective	▪ Primary objective to generate high current income, with a secondary objective to generate capital appreciation by investing primarily in junior debt tranches of collateralized loan obligations ("CLOs") with a focus on BB-rated CLO debt[1] ▪ Up to 35% of assets may be invested in equity tranches of CLOs[2]
Total Market Capitalization	▪ $208.2 million[3]
Distributions	▪ Monthly distribution of $0.20 per share of common stock beginning in January 2024 (distribution rate of 16.9%)[4] ▪ $6.48 cumulative common distributions per share since IPO[4]

The Adviser: Eagle Point Income Management LLC

History	▪ Eagle Point Income Management LLC is the Adviser to the Company. The Adviser is affiliated with Eagle Point Credit Management LLC (together with the Adviser, "Eagle Point"), the external adviser of Eagle Point Credit Company Inc. (NYSE: ECC) ▪ Eagle Point Credit Management was formed in 2012 by Thomas Majewski and Stone Point Capital ▪ Eagle Point is headquartered in Greenwich, CT and has 69 professionals[5]
Asset Under Management	▪ Over $8.8 billion[5] managed across the Eagle Point platform on behalf of institutional, high net worth, and retail investors

1. As rated by Moody's Investors Service, Inc., Standard & Poor's, Fitch Ratings, Inc. and/or other applicable nationally recognized statistical rating organizations. This may include ratings of BB+, BB and BB-, or the equivalent. Securities rated BBB- and below are rated below investment grade and are considered speculative with respect to timely payment of interest and repayment of principal.
2. As measured at the time of investment.
3. Combined market capitalization of EIC, EICA and EICB based on securities outstanding as of September 30, 2023 and market prices as of October 31, 2023.
4. Based on EIC's closing market price of $14.21 per share on October 31, 2023 and amount and frequency of regular distributions most recently declared by the Company. Cumulative common distribution amount is as of September 30, 2023. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**
5. As of September 30, 2023, assets managed by Eagle Point Credit Management LLC, a majority-owned subsidiary of Eagle Point and certain of its affiliates, including committed but undrawn capital.



INTRODUCTION TO EIC

EIC Highlights

CLO Junior Debt is an Attractive Asset Class	▪ BB-rated CLO debt has had a relatively **low historical default rate** of 4 bps per annum[1] ▪ Eagle Point believes BB-rated CLO debt offers the potential for higher returns as compared to senior secured loans and high yield bonds ▪ All of the Company's BB-rated CLO securities are floating rate and could benefit from increases in interest rates ▪ The Credit Suisse Leveraged Loan Index has generated positive total returns in 28 of the past 31 full calendar years[2]
Specialized Investment Team	▪ Eagle Point is focused on CLO securities and related investments (as well as other income-oriented investments) ▪ Each member of Eagle Point's Senior Investment Team is a CLO industry specialist who has been directly involved in the CLO market for the majority of their career
Differentiated Investment Strategy and Process	▪ With an emphasis on assessing the skill of CLO collateral managers and analyzing CLO structures, Eagle Point believes that its approach is more akin to a *private equity style* investment approach than to the typical process used by many fixed income investors

Past performance is not indicative of, or a guarantee of, future performance. Please see Important Information on page 1.

1. Standard & Poor's, Default, Transition, and Recovery: 2021 Annual Global Leveraged Loan CLO Default Study And Rating Transitions. See page 7.
2. The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the Morningstar LSTA US Leveraged Loan Index experienced only three down full calendar years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The Morningstar LSTA US Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments. See page 13.



EIC currently pays a monthly distribution of $0.20 per share[1]

EIC Cumulative Distributions Per Share[2]

Bar chart showing cumulative distributions per share by year:

- 2019: $0.69
- 2020: $2.18
- 2021: $3.51
- 2022: $5.04
- 2023: $6.48

Legend:
- Regular Distributions (dark blue)
- Special Distributions Declared During Year (green)

1. Based on frequency of regular distributions most recently declared by the Company.
2. As of September 30, 2023. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**







INTRODUCTION TO EIC

Why Invest in BB-Rated CLO Debt?

Key Attributes

- Potential for lower credit expense
- Potential for higher returns
- Expected protection against rising interest rates[1]

Potential For Lower Credit Expense

From 1996 - 4Q 2021, the cumulative default rate on BB-rated CLO debt was 1.1% (or ~ 4 bps per annum)[2]

1.1%
(24 out of 2,217 tranches)
BB-rated CLO debt tranches that did not default
BB-rated CLO debt tranches that defaulted

CLO BB versus BB HY Yield[3]

16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
Return Profile
7.6%
13.9%
JP Morgan US High Yield BB YTW
BB CLO YTM

Past performance is not indicative of, or a guarantee of, future performance. No representation is being made as to the applicability of historical statistics to future periods. The information shown herein is for background purposes only. Please see Important Information on page 1.

1. Similar to the senior secured loans that serve as the underlying collateral for CLOs, BB-rated CLO debt is a floating rate security that pays interest based on a 3-month interest rate (such as SOFR), plus a spread and, as a result, is expected to have lower interest rate risk than other fixed income securities in a rising interest rate environment. However, the Company's CLO investments are still subject to other forms of interest rate risk, including increased risk of default by CLO's underlying obligors.
2. Standard & Poor's, Default, Transition, and Recovery: 2021 Annual Global Leveraged Loan CLO Default Study And Rating Transitions; Adviser's analysis of market data over applicable periods. The default rate on BB-rated CLO debt is 1% as compared to 3% per annum for senior secured loans and 4% per annum for high-yield bonds for the same time period.
3. Source: J.P. Morgan, as of September 30, 2023.



SENIOR INVESTMENT TEAM AND INVESTMENT PROCESS











INVESTMENT PROCESS

Senior Investment Team

Thomas Majewski
Founder and Managing Partner

27 Years of Experience

Background

Direct experience in the credit markets dating back to the 1990s

- Spent his entire 27 year career in the credit and structured finance markets
- Formerly responsible for managing diverse credit portfolio for AMP Capital/AE Capital
- Led the creation of some of the earliest refinancing CLOs, pioneering techniques that are now commonplace in the market
- Unique background as both a CLO investor and investment banker including Former Head of CLO Banking at Merrill Lynch and RBS
- EY Entrepreneur of the Year Award (2017)

Daniel Ko
Senior Principal and Portfolio Manager

17 Years of Experience

Background

Direct experience in fixed income markets dating back to 2006

- Portfolio Manager for the CLO Strategy
- Specialized exclusively in structured finance throughout entire career
- Former Vice President at Bank of America Merrill Lynch in the CLO structuring group responsible for modeling deal cash flows, negotiating deal terms with both debt and equity investors, and coordinating the rating process

Daniel Spinner, CAIA
Senior Principal and Portfolio Manager

26 Years of Experience

Background

Direct experience financing and advising asset managers and funds dating back to the 1990s

- Portfolio Manager for the Defensive Income Strategy
- Former Investment Analyst at the 1199SEIU Pension responsible for the private equity, real estate, and special opportunities credit portfolios
- Credit trained in 1996 at Chase Manhattan Bank



Investment Strategy and Process

EAGLE POINT INCOME COMPANY

- With an emphasis on assessing the skill of CLO collateral managers and analyzing CLO structures, Eagle Point believes that its approach is more akin to a *private equity-style investment approach* than to the process used by many fixed income investors
- Eagle Point believes the Firm's relative size and prominence in the CLO market enhances the Company's ability to source investments and secure attractive allocations

✓ **Proactive sourcing and identification of investment opportunities**

✓ **Methodical investment analysis and due diligence process**

✓ **Ongoing monitoring and risk management**

Goal → **Outperform the CLO market over the long-term**

Note: Reflects the Adviser's current opinions and investment process only, which are subject to change without notice. There is no assurance that the Company will achieve its objectives or that the Adviser's investment process will achieve its desired results.





CLO MARKET OVERVIEW
The CLO Market is Large and Important to the Loan Market



The CLO market is the largest source of capital for the U.S. senior secured loan market[1]

U.S. Leveraged Loans Outstanding[1]



U.S. CLOs Outstanding[2]



Demand for Institutional Leveraged Loans[4]



U.S. Leveraged Loans Fund Flows ($ Billions)[5]



1. Source: Pitchbook LCD. As of September 30, 2023.
2. Source: Refinitive Leveraged Loan Monthly. As of September 30, 2023.
3. Represents Compound Annual Growth Rate ("CAGR") for the periods shown.
4. Source: Pitchbook LCD. Represents average demand for newly issued leveraged loans. As of December 31, 2022.
5. Source: J .P. Morgan as of September 30, 2023.

CLO MARKET OVERVIEW

Positive Loan Market Track Record

From 1992 through 2022, the CSLLI generated positive total returns in 28 of the 31 full calendar years

Credit Suisse Leveraged Loan Index ("CSLLI") Annual Total Return[1]



Annualized Return: 5.6%[1]
6.8%
11.2%
10.3%
8.9%
7.5%
8.3%
5.3%
4.7%
4.9%
2.7%
1.1%
11.0%
5.6%
5.7%
7.3%
1.9%
-28.8%
44.9%
10.0%
1.8%
9.4%
6.2%
2.1%
-0.4%
9.9%
4.2%
1.1%
8.2%
2.8%
5.4%
-1.1%
9.9%
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 YTD 2023

Past performance is not indicative of, or a guarantee of, future performance. Please see Important Information on page 1.
Source: Credit Suisse. Data as of September 30, 2023.

1. The CSLLI launched January 31, 1992 and tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the Morningstar LSTA US Leveraged Loan Index experienced only three down years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The Morningstar LSTA U.S. Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments.

13

CLO MARKET OVERVIEW
Senior Secured Loans are the Raw Materials of CLOs



	Senior Secured Loans Represent "Pure" Credit Exposure
Senior	Senior position in a company's capital structure
Secured	First lien security interest in a company's assets
Floating Rate	Mitigates interest rate risk associated with fixed rate bonds[1]
Low LTV	Senior secured loans often have a loan-to-value ratio of approximately 40-60%[2]
Consistent Returns	Since 1992, the Credit Suisse Leveraged Loan Index experienced only three years of negative total returns

Illustrative Underlying Loan Obligors in CLOs[3]

  

  

Representative Company Capital Structure

Assets	Liabilities and Equity	% of Capital Structure
• Cash • Receivables • Inventory • Property • Plant • Equipment • Brands/Logos • Intangibles • Subsidiaries	**Senior Secured Loans** First priority pledge of assets	**40-60%**
	Subordinated Bonds Generally unsecured	**10-20%**
	Equity	**30-50%**

Moody's Average Recovery Rate (1987–2022)[4]



Reflects general market terms as of the date hereof; actual terms of any loan will vary.

Past performance is not indicative of, or a guarantee of, future performance. Please see Important Information on page 1.

1. BB-rated CLO debt is a floating rate security that pays interest based on a 3-month interest rate (such as SOFR) plus a spread and, as a result, is expected to have lower interest rate risk than high yield bonds, which are fixed income securities, in a rising interest rate environment. However, the Company's CLO investments are still subject to other forms of interest rate risk, including increased risk of default by the CLO's underlying obligors.
2. Loan-to-value ratio is typically based on market values as determined in an acquisition, by the public in the case of publicly traded companies, or by private market multiples, and other valuation methodologies in the case of private companies.
3. The illustrative borrowers shown may not reflect a meaningful part of the portfolios of our CLO investments and have been selected to provide context regarding the general types of borrowers of U.S. senior secured loans. Most of such borrowers are not as recognizable to the public as those shown.
4. Source: Moody's Investor Services Default Trends – Global (January 2023). Senior Loans include first lien, second lien, and unsecured term loans. No representation is being made as to the applicability of historical relative recovery rates to future periods. The information shown herein is for background purposes only and is the most recent data available.



Loan repayments provide capital for reinvestment within CLOs

Annual Repayment Rate

Legend: Annual Repayment Rate | —— Average

Average: **31.2%**

- 2003: 48.9%
- 2004: 56.4%
- 2005: 48.2%
- 2006: 44.7%
- 2007: 37.3%
- 2008: 8.8%
- 2009: 14.8%
- 2010: 26.9%
- 2011: 40.1%
- 2012: 38.7%
- 2013: 46.9%
- 2014: 27.6%
- 2015: 21.1%
- 2016: 29.6%
- 2017: 38.1%
- 2018: 24.1%
- 2019: 21.7%
- 2020: 18.3%
- 2021: 30.0%
- 2022: 13.6%
- YTD 2023: 18.7%

23.6% Cumulative Repayments (2008–2009)





CLO MARKET OVERVIEW

CLOs are Securitizations of a Portfolio of Senior Secured Loans

The Company focuses primarily in junior debt tranches of CLOs, with a focus on BB-rated CLO debt

CLO Assets
CLO Liabilities and Equity
Primarily Floating Rate Loan Collateral
Portfolio of Primarily Senior Secured Loans
Typically B-Rated on Average
AAA-Rated Debt Tranche
60-65%
AA-Rated Debt Tranche
9-13%
A-Rated Debt Tranche
5-9%
BBB-Rated Debt Tranche
4-6%
BB-Rated Debt Tranche
4-6%
Unrated Equity Tranche
8-11%
Primarily Floating Rate CLO debt
The Company's Primary Focus

Key Characteristics of CLO Structure

- No mark-to-market triggers (i.e., no margin calls or forced sales)
- Match funded (i.e., limited refinancing risk on CLO debt)[1]
- Ability to reinvest loan principal (i.e., actively managed)

The CLO structure highlighted on this page is a hypothetical structure, and the structure of CLOs in which the Company invests may vary from the example.

1. Since a CLO's indenture typically requires that the maturity dates of a CLO's assets (typically 5 to 7 years from the date of issuance of a senior secured loan) be shorter than the maturity date of the CLO's liabilities (typically 12 to 13 years), CLOs generally do not face refinancing risk on the CLO debt. However, CLO investors do face reinvestment risk with respect to a CLO's underlying portfolio. In addition, in most CLO transactions, CLO debt investors are subject to prepayment risk in that the holders of a majority of the equity tranche can direct a call or refinancing of a CLO, which would cause the CLO's outstanding CLO debt securities to be repaid at par.





Key Forms of Credit Enhancement for CLO Debt Investors

CLO debt benefits from structural features and covenants that enhance its credit protection

- **Overcollateralization**
  - At a CLO's inception, the principal value of the loan collateral exceeds the principal amount of the CLO debt outstanding (i.e., the CLO debt is "overcollateralized" by excess loan collateral)
- **Excess Spread**
  - Since the spread on a CLO's loan collateral exceeds the spread on the CLO debt, this excess spread serves as a source of credit enhancement for CLO debt investors
- **Non-Static Structure**
  - The structure of CLOs enables the CLO collateral manager to take advantage of periods of market stress and loan price volatility by re-investing principal proceeds from loan repayments and sales into loans potentially at lower prices and wider spreads

In Eagle Point's opinion, these "self-correcting" structural features of CLOs offer a margin of safety for CLO debt investors and have contributed to the low historical default rate on CLO debt[1]

1. Reflects the Adviser's current opinion only and is subject to change without notice. Investments in CLO securities are subject to risk, including the full loss of principal.





EIC SUPPLEMENTAL INFORMATION

EAGLE POINT
INCOME COMPANY



EIC SUPPLEMENTAL INFORMATION[1]

Income Statement and Balance Sheet Highlights

	Q3 2023 (Unaudited)	Q2 2023 (Unaudited)	Q1 2023 (Unaudited)	Q4 2022 (Unaudited)	Q3 2022 (Unaudited)
(Dollar amounts are per share of common stock)[2]					
Weighted Average Effective Yield on the Portfolio[3]	13.27%	12.31%	12.28%	12.82%	12.77%
U.S. GAAP Net Investment Income ("NII") before Non-Recurring Expenses	$0.51	$0.50	$0.49	$0.52	$0.47
U.S. GAAP Realized Gain/(Loss) before Non-Recurring Losses	0.00	0.00	0.00	0.00	0.00
Total U.S.GAAP NII and Realized Gain/(Loss) before Non-Recurring Losses and Expenses	$0.51	$0.50	$0.49	$0.52	$0.47
Non-Recurring Losses and Expenses[4]	(0.13)	(0.01)	0.00	(0.03)	(0.07)
Total U.S.GAAP NII and Realized Gain/(Loss)	$0.38	$0.49	$0.49	$0.49	$0.40
Common Share Distributions Paid[5]	$0.54	$0.48	$0.48	$0.42	$0.38
Common Share Market Price (period end)	$14.25	$13.19	$14.11	$13.87	$14.19
Net Asset Value (period end)	$14.08	$13.00	$13.20	$12.91	$13.05
$ Premium / (Discount)	$0.17	$0.19	$0.91	$0.96	$1.14
% Premium / (Discount)	1.2%	1.5%	6.9%	7.4%	8.7%
(Figures below are in millions, except shares outstanding)					
Assets					
CLO Debt	$154.0	$108.2	$107.1	$102.3	$100.4
CLO Equity	52.3	39.0	40.3	41.1	43.1
Other Investments	0.4	0.0	0.0	0.0	0.0
Cash	0.0	1.2	0.1	0.0	0.1
Receivables and Other Assets	6.5	5.1	5.4	5.2	4.2
Liabilities					
Preferred Stock	(67.5)	(35.7)	(35.5)	(36.2)	(34.1)
Borrowings Under the Credit Facility (Net of Deferred Financing Cost)	(4.1)	0.0	(2.9)	(9.0)	(21.3)
Payables and Other Liabilities	(1.1)	(1.0)	(3.2)	(1.5)	(1.0)
Net Assets	$140.5	$116.8	$111.3	$101.9	$91.4
Weighted Average of Common Shares for the period	9,353,485	8,591,015	8,283,092	7,301,606	6,998,384
Common Shares Outstanding at end of period	9,972,506	8,981,642	8,431,304	7,896,757	6,999,578

1. The information contained herein is unaudited. The information shown is derived from the Company's 2023 Semiannual Report, 2022 Annual Report, interim quarterly unaudited financial statements, and/or other related financial information.
2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
3. Please see footnote 1 on page 21 for important information related to weighted average effective yield.
4. Q3 2023 results include non-recurring expenses incurred in relation to the issuance of the Company's 7.75% Series B term preferred shares and excise tax refund. Q2 2023 results include non-recurring expense acceleration of unamortized costs associated with the Company's previous shelf registration. Q4 2022 results include non-recurring excise tax. Q3 2022 results include non-recurring expenses incurred in relation to the Company's committed equity financing arrangement.
5. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**



EIC SUPPLEMENTAL INFORMATION[1]

Portfolio Details – Q3 2023

EAGLE POINT INCOME COMPANY

CLO Holdings (as of September 30, 2023)	Principal Amount	Mark	Fair Value	Coupon / Effective Yield
BB-Rated CLO Debt				
AGL 12 Class E Notes	$1,500,000	94.71	$1,420,650	11.74%
AMMC 24 Class E Notes	5,000,000	94.09	4,704,500	12.16%
AMMC 25 Class E Notes	5,000,000	95.99	4,799,500	12.90%
Apollo RR 4 Class D Notes	5,000,000	91.41	4,570,500	11.42%
Apollo RR 7 Class D-1B Notes	2,000,000	96.11	1,922,200	11.81%
Ares XLV Class E Notes	800,000	91.00	728,000	11.67%
Ares XXXIV Class E-R Notes	1,517,600	91.28	1,385,265	12.42%
Barings 2018-IV Class E Notes	840,000	89.46	751,464	11.39%
Black Diamond 2016-1 Class D-R Notes	1,050,000	81.40	854,700	11.21%
Black Diamond 2017-1 Class D Notes	3,600,000	95.04	3,421,440	12.21%
Brigade Battalion XII Class E Notes	5,060,000	83.72	4,236,232	11.73%
Brigade Battalion XXI Class E Notes	5,000,000	82.50	4,125,000	12.03%
Carlyle GMS 2017-1 Class D Notes	2,000,000	86.08	1,721,600	11.59%
Carlyle GMS 2018-1 Class D Notes	665,000	86.51	575,292	11.34%
Carlyle GMS 2018-2 Class D Notes	5,500,000	86.51	4,758,050	10.82%
Carlyle GMS 2019-1 Class D Notes	3,125,000	91.71	2,865,938	12.29%
CIFC Funding 2015-I Class E-RR Notes	2,600,000	90.83	2,361,580	11.61%
CIFC Funding 2018-II Class D Notes	1,225,000	95.70	1,172,325	11.44%
CIFC Funding 2018-III Class E Notes	2,500,000	94.56	2,364,000	11.07%
CIFC Funding 2019-II Class E-R Notes	2,650,000	97.92	2,594,880	12.16%
CIFC Funding 2019-V Class D-R Notes	950,000	98.38	934,610	12.35%
CIFC Funding 2021-III Class E-1 Notes	3,750,000	96.81	3,630,375	11.97%
CSAM Madison Park Funding LI Class E Notes	4,000,000	96.92	3,876,800	11.85%
CSAM Madison Park XLII Class E Notes	1,875,000	94.64	1,774,500	11.66%
CSAM Madison Park XXVII Class D Notes	3,050,000	92.07	2,808,135	10.59%
DFG Vibrant VI Class E Notes	4,350,000	83.84	3,647,040	11.41%
DFG Vibrant VIII Class D Notes	1,750,000	77.35	1,353,625	11.34%
Eaton Vance 2018-1 Class E Notes	750,000	89.11	668,325	11.57%
First Eagle BSL 2019-1 Class D Notes	5,000,000	88.00	4,400,000	13.29%
GSO Cook Park Class E Notes	1,250,000	84.06	1,050,750	10.97%
GSO Harbor Park 18-1 Class E Notes	2,250,000	94.60	2,128,500	11.19%
King Street Rockford Tower 2018-1 Class E Notes	2,250,000	88.71	1,995,975	11.49%
King Street Rockford Tower 2018-2 Class E Notes	5,000,000	89.79	4,489,500	11.59%
King Street Rockford Tower 2019-2 Class E Notes	3,000,000	87.60	2,628,000	11.69%
King Street Rockford Tower 2020-1 Class E Notes	1,600,000	94.25	1,508,000	12.49%
KKR 22 Class E Notes	3,950,000	93.41	3,689,695	11.59%
KKR CLO 26 Ltd Class ER Notes	750,000	94.90	711,750	12.72%
LCM XVIII Class E-R Notes	600,000	75.42	452,520	11.54%
Littlejohn Wellfleet 2018-1 Class E Notes	4,025,000	77.62	3,124,205	11.07%
Marathon XIII Class D Notes	3,500,000	73.48	2,571,800	12.55%
Marathon IX Class D Notes	4,050,000	74.86	3,031,830	11.62%
MJX Venture 36 Class E Notes	5,607,455	70.97	3,979,611	12.51%
MJX Venture 43 Class E Notes	2,500,000	83.98	2,099,500	12.72%
Neuberger Berman Loan Advisers 33 Class E-R Notes	5,000,000	94.80	4,740,000	11.82%
Octagon 37 Class D Notes	2,575,000	85.62	2,204,715	11.01%
Octagon 38 Class D Notes	3,725,000	86.48	3,221,380	11.29%
Octagon 39 Class E Notes	1,550,000	89.27	1,383,685	11.34%
Octagon 41 Class E-R Notes	5,000,000	92.93	4,646,500	12.70%
OZLM XXI Class D Notes	4,150,000	87.78	3,642,870	11.13%
Palmer Square 2018-1 Class D Notes	1,120,000	93.67	1,049,104	10.72%
Pikes Peak 1 Class E Notes	3,000,000	86.33	2,589,900	11.66%
Prudential Dryden 37 Class ER Notes	500,000	81.36	406,800	10.72%
TCI-Symphony 2016-1 Class E-R-2 Notes	3,000,000	89.48	2,684,400	12.31%
TICP IX Class E Notes	2,500,000	94.18	2,354,500	11.19%
TICP XI Class E Notes	5,050,000	95.30	4,812,650	11.59%
TPG TICP VIII Class D-R Notes	1,000,000	95.06	950,600	12.29%
Wind River 2014-1 Class E-R Notes	2,550,000	71.31	1,818,405	11.87%
Wind River 2021-3 CLO Ltd Class E Notes	4,500,000	89.39	4,022,550	12.19%
York 2 Class E-R Notes	4,105,000	94.47	3,877,994	11.26%

CLO Holdings (as of September 30, 2023)	Principal Amount	Mark	Fair Value	Coupon / Effective Yield
B-Rated CLO Debt				
CIFC Funding 2018-IV Class E Notes	$2,000,000	82.82	$1,656,400	13.27%
KKR 29 Class F Notes	589,812	-	-	NM
Total CLO Debt	$174,354,867	88.60	$153,950,615	
CLO Equity				
Ares XLIV Subordinated Notes	$8,000,000	30.00	$2,324,839	11.65%
Ares LVIII Subordinated Notes	4,000,000	61.00	2,222,679	17.09%
Bain Capital Credit 2021-2 Subordinated Notes	3,250,000	57.00	1,790,097	28.76%
Bain Capital Credit 2021-7 Subordinated Notes	4,000,000	66.00	2,601,111	27.70%
Bardin Hill 2021-2 Subordinated Notes	4,000,000	62.00	2,572,284	25.07%
Barings 2021-I Subordinated Notes	4,000,000	71.00	2,752,214	15.85%
Barings 2021-III Subordinated Notes	5,000,000	64.00	3,084,885	15.76%
Carlyle GMS 2021-2 Subordinated Notes	3,000,000	72.00	2,091,712	14.68%
Carlyle GMS 2021-5 Subordinated Notes	5,000,000	70.00	3,385,055	15.32%
Carlyle GMS 2022-2 Subordinated Notes	2,200,000	77.00	1,654,284	21.74%
CIFC Funding 2019-VI Subordinated Notes	6,000,000	61.00	3,511,175	17.21%
Clover 2021-2 Subordinated Notes	2,350,000	75.00	1,718,016	21.58%
CSAM Madison Park XXXVII Subordinated Notes	4,000,000	71.00	2,679,856	36.13%
GSO Boyce Park Subordinated Notes	3,000,000	78.00	2,338,763	22.90%
GSO Boyce Park Class M-2 Notes	3,214,286	2.25	72,175	22.90%
GSO Kings Park Subordinated Notes	1,000,000	71.00	681,246	27.24%
GSO Point Au Roche Park Subordinated Notes	5,945,000	69.00	3,974,352	14.43%
KKR 29 Subordinated Notes	5,500,000	67.00	3,530,634	18.41%
Marathon XIII Subordinated Notes	5,300,000	34.00	1,705,468	14.64%
MJX Venture 37 Subordinated Notes	5,200,000	38.00	1,930,942	6.55%
Octagon 37 Subordinated Notes	6,000,000	32.00	1,887,094	5.64%
Octagon 43 Income Note	5,750,000	50.00	2,802,896	9.75%
Wind River 2022-1 Subordinated Notes	1,390,000	71.00	958,241	27.77%
Total CLO Equity	$97,099,286	52.16	$52,270,018	
Total CLO Holdings			**$206,220,633**	
Total Non-CLO Holdings			**$433,942**	
Total Holdings			**$206,654,575**	

1. Source: The information shown is from the Company's interim quarterly unaudited financial statements. Rating categories are based on the original securities ratings.

EIC SUPPLEMENTAL INFORMATION
Portfolio Investments and Underlying Portfolio Characteristics



Summary Statistics[1]

WA Effective Yield on the Portfolio	13.27%
WA Effective Yield on CLO Debt	11.80%
WA Coupon on CLO Debt	11.81%
WA Mark on CLO Debt	88.60%
WA Effective Yield on CLO Equity	17.13%

Summary of Underlying Portfolio Characteristics[3]

Number of Unique Underlying Loan Obligors	1,404
Largest Exposure to an Individual Obligor	0.74%
Average Individual Loan Obligor Exposure	0.07%
Top 10 Obligors Loan Exposure	5.59%
Currency: USD Exposure	100.00%
Indirect Exposure to Senior Secured Loans[4]	97.56%
WA Junior OC Cushion Senior to the Security[5]	4.33%
WA Market Value of Loan Collateral	95.43%
WA Stated Loan Spread	3.75%
WA Loan Rating[6]	B+/B
WA Loan Maturity	4.2 years
WA Remaining CLO Reinvestment Period	1.3 years

Asset Type Summary[2]



B-Rated CLO Debt: $1.7mm (0.8%)

CLO Equity: $52.3mm (25.3%)

Other: $0.4mm (0.2%)

BB-Rated CLO Debt: $152.3mm (73.7%)

Cash and Borrowing Capacity: $20.9 million[2]

Past performance is not indicative of, or a guarantee of, future performance. No representation is being made as to the applicability of historical statistics to future periods. Amounts shown are rounded, and therefore, totals may not foot. Please see Important Information on page 1.

1. WA (Weighted Average). Weighted average coupon of CLO debt and weighted average mark of CLO debt are based on relative par amounts as of September 30, 2023. CLO positions are entitled to recurring distributions, which for CLO equities are generally equal to the remaining cash flow of payments made by underlying assets, less contractual payments to debt holders and CLO expenses. The effective yield is estimated based on the current projection of the amount and timing of these recurring distributions in addition to the estimated amount of terminal principal payment. The weighted average effective yield is calculated based on the current amortized cost of investments. This statistic is being provided for informational purposes only and does not necessarily reflect the yield at which the Company's records its investment income for each investment. The estimated yield and investment cost may ultimately not be realized.
2. Represents the estimated fair value of investments as of September 30, 2023. Cash and borrowing capacity represents cash net of pending trade settlements and includes available capacity on the Company's credit facility as of September 30, 2023. Borrowings under the credit facility are subject to applicable regulatory and contractual limits.
3. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO" and other related investments held by the Company as of September 30, 2023 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to September 2023 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of the underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, September 2023 trustee reports, and similar reports, other than the market price, it does not reflect actual underlying portfolio characteristics as of September 30, 2023, and this data may not be representative of current or future holdings. The weighted average remaining reinvestment period information is based on the fair value of CLO equity and debt investments held by the Company at the end of the reporting period.
4. Data represents aggregate indirect exposure. We obtain our exposure in underlying senior secured loans indirectly through our CLO and related investments.
5. The weighted average OC cushion senior to the security is calculated using the BBB OC cushion for all BB-rated CLO debt securities in the portfolio and the BB OC cushion for all other securities in the portfolio, in each case as held on September 30, 2023.
6. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com).

EIC SUPPLEMENTAL INFORMATION
Obligor and Industry Exposures



As of September 30, 2023, EIC has exposure to 1,404 unique underlying borrowers across a range of industries

Obligor and Industry Exposure					
Top 10 Underlying Obligors[1]	**% Total**		**Top 10 Industries of Underlying Obligors[1,2]**	**% Total**	
Asurion	0.7%		Technology: Software & Services	11.1%	
Cablevision	0.7%		Media	6.5%	
Numericable	0.6%		Health Care Providers & Services	5.8%	
Medline Industries	0.6%		Hotels, Restaurants & Leisure	4.5%	
Ineos	0.5%		Diversified Telecommunication Services	4.1%	
Virgin Media	0.5%		Commercial Services & Supplies	3.9%	
Centurylink	0.5%		Diversified Financial Services	3.7%	
Athenahealth	0.5%		Chemicals	3.5%	
Transdigm	0.5%		Technology: Hardware & Equipment	3.3%	
Acrisure	0.4%		Insurance	3.3%	
Total	**5.6%**		**Total**	**49.7%**	

Note: Amounts shown are rounded, and therefore totals may not foot.
1. The information presented herein is on a look-through basis to CLO and related investments held by the Company as of September 30, 2023 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to September 2023 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, September 2023 trustee reports, and similar reports, other than the market price, it does not reflect actual underlying portfolio characteristics as of September 30, 2023, and this data may not be representative of current or future holdings.
2. Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown; if they were reflected, they would represent 5.6%.



Maturity Distribution of Underlying Obligors[1]

Prior to 2025, only 1.5% of EIC's underlying loan portfolio matures

Maturity	% of Fund Exposure
2023	0.1%
2024	1.4%
2025	9.3%
2026	14.3%
2027	18.5%
2028	38.7%
2029	12.4%
2030+	5.3%

1. The information presented herein is on a look-through basis "CLO" and related investments held by the Company as of September 30, 2023 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to September 2023 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, September 2023 trustee reports and similar reports, other than the market price, it does not reflect actual underlying portfolio characteristics as of September 30, 2023 and this data may not be representative of current or future holdings.





SELECTED MARKET DATA

EAGLE POINT
INCOME COMPANY

SELECTED MARKET DATA
Credit Fundamentals



Average Leverage Multiples of Outstanding Loans (Debt/EBITDA)[1]



Leverage

Average Interest Coverage Multiples of Outstanding Loans (EBITDA/Interest)[1]



Interest Coverage

Average Leverage Multiples of Newly Issued Loans (Debt/EBITDA)[2]



FLD/EBITDA   SLD/EBITDA   Other Sr Debt/EBITDA   Sub Debt/EBITDA

Average Interest Coverage Multiples of Newly Issued Loans (EBITDA/Interest)[2]



EBITDA-Capex/Cash Interest   EBITDA/Cash Interest

Source: Pitchbook LCD.
1. Data based on the weighted average ongoing leverage and interest coverage multiples of all public issuers within the Morningstar LSTA US Leveraged Loan Index. As of June 30, 2023, this included approximately $194.8 billion of outstanding loans.
2. Data based on the average point-in-time leverage and interest coverage multiples of newly issued large corporate loans during the period and does not reflect their ongoing financial performance.





Annual Revenue Change (YoY) for Below Investment Grade Companies[1]

Revenue Growth % (YoY)

2Q11	18.0%
3Q11	14.0%
4Q11	14.0%
1Q12	12.0%
2Q12	9.1%
3Q12	9.9%
4Q12	8.9%
1Q13	10.5%
2Q13	9.3%
3Q13	11.0%
4Q13	13.5%
1Q14	16.3%
2Q14	12.4%
3Q14	12.5%
4Q14	13.6%
1Q15	10.3%
2Q15	6.3%
3Q15	3.9%
4Q15	5.4%
1Q16	4.8%
2Q16	7.2%
3Q16	8.5%
4Q16	6.2%
1Q17	8.7%
2Q17	10.0%
3Q17	9.4%
4Q17	9.6%
1Q18	11.8%
2Q18	13.6%
3Q18	11.0%
4Q18	9.3%
1Q19	6.1%
2Q19	4.5%
3Q19	5.7%
4Q19	4.2%
1Q20	0.9%
2Q20	(13.1%)
3Q20	(2.6%)
4Q20	2.7%
Q121	12.5%
2Q21	27.2%
3Q21	18.0%
4Q21	16.7%
1Q22	18.2%
2Q22	15.4%
3Q22	15.1%
4Q22	11.7%
1Q23	6.9%
2Q23	4.3%



Annual EBITDA Change (YoY) for Below Investment Grade Companies[1]

EBITDA Growth % (YoY)

2Q11	17.0%
3Q11	14.8%
4Q11	9.6%
1Q12	12.8%
2Q12	12.2%
3Q12	9.3%
4Q12	8.3%
1Q13	6.8%
2Q13	6.1%
3Q13	6.8%
4Q13	8.8%
1Q14	7.1%
2Q14	8.8%
3Q14	9.5%
4Q14	10.2%
1Q15	5.8%
2Q15	7.1%
3Q15	6.2%
4Q15	7.0%
1Q16	7.1%
2Q16	5.8%
3Q16	4.3%
4Q16	5.2%
1Q17	(1.3%)
2Q17	4.7%
3Q17	5.8%
4Q17	4.7%
1Q18	9.3%
2Q18	12.1%
3Q18	13.3%
4Q18	9.5%
1Q19	2.7%
2Q19	1.7%
3Q19	2.5%
4Q19	0.0%
1Q20	(9.5%)
2Q20	(22.7%)
3Q20	(1.5%)
4Q20	4.9%
1Q21	15.7%
2Q21	20.9%
3Q21	13.1%
4Q21	7.8%
1Q22	15.0%
2Q22	11.2%
3Q22	14.0%
4Q22	4.8%
1Q23	5.5%
2Q23	2.4%

Source: Pitchbook LCD.

1. Data based on the average annual revenue and EBITDA change (YoY) for public issuers within the Morningstar LSTA US Leveraged Loan Index. As of June 30, 2023, this included approximately $194.8 billion of outstanding loans.

SELECTED MARKET DATA
Liquidity Considerations



- Secondary trading is conducted through BWICs ("Bids Wanted in Competition") and privately negotiated sales
- CLO debt and equity tranches typically settle electronically via DTC and trade on a T+2 basis

Annual CLO Trading Volume

Year	Non-Investment Grade Rated CLO Tranches	Investment Grade Rated CLO Tranches	Total
2011	$15.3	$24.1	$39.4
2012	$70.5	$35.4	$105.9
2013	$36.6	$42.7	$79.3
2014	$32.3	$47.7	$80.0
2015	$39.1	$52.0	$91.1
2016	$37.8	$52.2	$90.0
2017	$42.1	$26.2	$68.3
2018	$28.2	$45.7	$73.9
2019	$36.1	$74.8	$110.9
2020	$50.7	$133.9	$184.6
2021	$61.3	$79.1	$140.4
2022	$46.9	$153.5	$200.4
YTD 2023	$30.9	$117.6	$148.5

(Billions)

There was over $140 billion of CLO trading volume annually on average over the last 5 years

Source: J.P. Morgan, FINRA reported CBO/CDO/CLO trading volume, Reg S transactions are not included. The total activity of the market is unpublished and although these numbers are not perfect, Eagle Point believes they are directionally accurate. Data as of September 30, 2023.

COMPANY INFORMATION





Eagle Point Income Company Inc.
600 Steamboat Road, Suite 202
Greenwich, CT 06830
www.EaglePointIncome.com

ICR (Media and Investor Relations)
IR@eaglepointincome.com
(203) 340 8510